EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

New Found Gold Corp. (“Company”)
555 Burrard Street, P.O. Box 272
Vancouver, British Columbia
V7X 1M8 Canada

Item 2	Date of Material Change

December 17, 2024

Item 3	News Release

The Company disseminated a news release announcing the material change described herein through the news dissemination services of Cision PR Newswire on December 18, 2024, and a copy was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

The Company announced that Paul Huet, William Hayden, and Melissa Render have joined the board of directors of the Company (the “Board”). In addition, Paul Huet was appointed Chair of the Board, and Melissa Render as President of the Company. The Board now comprises Paul Huet, Collin Kettell, Vijay Mehta, William Hayden, and Melissa Render.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Company welcomed Paul Huet, William Hayden, and Melissa Render to its board of directors (the “Board”). Following the Annual General Meeting of the shareholders of New Found held in Vancouver, BC, on December 17, 2024 (the “Meeting”), as part of a planned transition, Paul Huet was appointed Chair of the Board, and Melissa Render as President of the Company. The Board now comprises Paul Huet, Collin Kettell, Vijay Mehta, William Hayden, and Melissa Render.

New Directors

Paul Huet, Independent Chairman

Paul Huet is CEO of Americas Gold and Silver. He was previously Chairman and CEO of Karora Resources Inc. from 2019 to 2024 until its acquisition by Westgold Resources Limited for $1.3-billion. Prior to that, he was President, Chief Executive Officer and Director of Klondex Mines from 2012 to 2018, until its acquisition by Hecla Mining Company for $700-million. Mr. Huet has a strong command of capital markets and has served in all levels of engineering and operations of Mining. Mr. Huet graduated with Honors from the Mining Engineering Technology program at Haileybury School of Mines in Ontario, and successfully completed the Stanford Executive program at the Stanford School of Business. In 2013, Mr. Huet was nominated for the Premier’s Award in Ontario for outstanding College graduates; he is currently a member of OACETT as an applied Science Technologist and an Accredited Director.

William Hayden

William Hayden has served as a Director of Ivanhoe Mines since March 2007. He is a geologist with more than 38 years of experience in the mineral exploration industry, much of it gained in Africa and the Asia- Pacific region. His involvement with the current Ivanhoe Mines began in 1998; he served as first President of the corporate predecessor, African Minerals, from May 1998 to November 2001 - and as a Director from 1998 to 2002. (African Minerals, which evolved to Ivanplats, subsequently assumed the Ivanhoe Mines name in 2013.) Mr. Hayden has worked in a management capacity with several exploration and mining companies in Australia and internationally since 1986. He was President and a director of Ivanhoe Philippines from July 2005 to December 2011, when it was a subsidiary of the original Ivanhoe Mines (renamed Turquoise Hill Resources in 2012). He holds a Bachelor of Science (Hons), Geology, from Sierra Nevada College, Nevada, USA.

Melissa Render

Melissa Render has served as VP of Exploration for New Found Gold since 2021. She is an exploration geologist with 10+ years of experience focused on orogenic gold. Melissa managed exploration projects worldwide from grassroots to advanced stages in greenstone belts, including the Abitibi, Eastern Goldfields, Hope Bay, Central Lapland and Banfora for Kinross Gold, AngloGold Ashanti, and TMAC Resources. She spent 3 years as a consultant specializing in target generation, 3D modelling, data management, and exploration program design.

Annual General Meeting

In addition, resolutions regarding the following matters were passed at the Meeting:

•	fixing the number of directors at five;
•	appointing KPMG LLP, Chartered Professional Accountants, as auditor of the Company at a remuneration to be fixed by the Board; and
•	approving the 10% “rolling” stock option plan of the Company.

The Meeting did not consider any matters that were not presented in the management information circular dated October 18, 2024, that was issued in connection with the Meeting.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8	Executive Officer

For further information, please contact Collin Kettell, Chief Executive Officer and Director of the Company, at 1-845-535-1486 or ckettell@newfoundgold.ca.

Item 9	Date of Report

December 23, 2024